ROPES & GRAY LLP
1211 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-8704
WWW.ROPESGRAY.COM

February 16, 2021

VIA EDGAR AND SECURE FILE TRANSFER

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Michael Foland/Jan Woo—Legal Brittany Ebbertt/Kathleen Collins—Accounting

Re:	Hayward Holdings, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted on February 8, 2021 CIK No. 0001834622

Ladies and Gentleman:

On behalf of Hayward Holdings, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Registration Statement on Form S-1 (the “Registration Statement”), which reflects revisions to the draft Registration Statement confidentially submitted to the SEC on December 14, 2020, as amended by Amendment No. 1 to the draft Registration Statement confidentially submitted to the SEC on January 20, 2021 and Amendment No. 2 to the draft Registration Statement confidentially submitted to the SEC on February 8, 2021.

The Registration Statement reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated February 16, 2021 (the “Comment Letter”) and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement. All capitalized terms used herein that are not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

February 16, 2021

Prospectus Summary, page 1

1.	We note your response and revised disclosures to prior comment 5. Given that you make multiple references throughout the filing noting your significant reliance on aftermarket sales and your assertions that aftermarket sales comprises a majority of your total sales, each time you discuss aftermarket sales, revise to clearly disclose the fact that such sales data and information is derived from management's estimates based on outside, third-party information and is not based on actual GAAP sales results.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 5, 66, 88 and 91 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 13. Earnings per Share, page F-26

2.	We note your response to prior comment 6. Please tell us why you consider unvested restricted stock awards to be outstanding, and what accounting guidance you considered when forming your conclusion. In your response, please clarify the terms of such awards, such as voting, dividend and transfer rights or repurchase provisions, and revise your disclosures in Note 16 to include such terms.

Response to Comment 2:

The Company supplementally advises the Staff that restricted stock awards represent outstanding shares of the Company’s common stock (regardless of the status of the contractual vesting terms associated with such shares) and are accounted for as legally issued and outstanding under Regulation S-X 5-02(29). Unlike a ‘restricted stock unit’, which is a right to receive shares (or a cash payment based on the value of shares) in the future upon the satisfaction of vesting conditions, these awards are actual outstanding shares of common stock purchased at fair market value by the shareholder in accordance with the terms of the Company’s Second Amended and Restated Equity Incentive Plan (the “Plan”). Each share of the Company’s restricted stock is treated as an outstanding share for all purposes under Delaware General Corporation Law. Consistent with that treatment the following language is included in Section 6(b) of the Plan in respect of restricted stock awards granted thereunder: “Upon execution of an Award Agreement and payment of any applicable purchase price, a Participant of Restricted Stock shall be considered the record owner of the shares of Restricted Stock, and shall be entitled to vote such shares of Restricted Stock unless otherwise specified in the Company’s certificate of incorporation or the applicable Award Agreement.” There is no provision in the Company’s certificate of incorporation or any applicable award agreement that alters the voting rights associated with the shares of restricted stock. The unvested restricted stock awards do not have a nonforfeitable right to dividends and contain provisions restricting the transfer of the restricted stock. The Company or its assignees shall have the right, as may be specified in the relevant instrument, to repurchase some or all of the shares subject to the restricted stock award at such purchase price as set forth in the award agreement.

Securities and Exchange Commission

Division of Corporation Finance

February 16, 2021

For these reasons, the shares are considered issued and outstanding pursuant to Delaware General Corporation Law and therefore pursuant to Regulation S-X 5-02(29) are presented as issued and outstanding on the face of the consolidated balance sheets. In addition, the Company has revised the disclosure on pages F-33 and F-34 to further clarify the status of these awards as outstanding shares.

Securities and Exchange Commission

Division of Corporation Finance

February 16, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (212) 841-8857.

Very truly yours,

/s/ Craig E. Marcus
Craig E. Marcus

cc:      Eifion Jones (Hayward Holdings, Inc.)

4